SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No: ______)*

                             POLYAIR INTER PACK INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   731 912 101
                                 (CUSIP Number)

                            Victor H. Boyajian, Esq.
                       Sills Cummis Epstein & Gross, P.C.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 31, 2004
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

        [ ] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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                                                               Page 2 of 7 Pages

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP NO. 731 912 101
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jacuzzi Brands, Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, United States of America
--------------------------------------------------------------------------------
                        5       SOLE VOTING POWER

     NUMBER OF                  0
                        --------------------------------------------------------
      SHARES            6       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                   598,802*
                        --------------------------------------------------------
     REPORTING          7       SOLE DISPOSITIVE POWER
      PERSON
       WITH:                    0
--------------------------------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                598,802*
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        598,802*
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        9.3%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

*Represents shares of common stock, no par value, of Polyair Inter Pack, Inc. issuable to Jacuzzi Inc. ("JI"), a wholly-owned subsidiary of Jacuzzi Brands, Inc., upon conversion of a promissory note (the "Note") currently held by JI. While the Note is outstanding, it is convertible at JI's option from time to time after March 31, 2004.

                                                               Page 3 of 7 Pages

--------------------------------------------------------------------------------
CUSIP NO. 731 912 101
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jacuzzi Inc., a wholly-owned subsidiary of Jacuzzi Brands, Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, United States of America
--------------------------------------------------------------------------------
                        5       SOLE VOTING POWER

     NUMBER OF                  0
                        --------------------------------------------------------
      SHARES            6       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                   598,802*
                        --------------------------------------------------------
     REPORTING           7      SOLE DISPOSITIVE POWER
      PERSON
       WITH:                    0
--------------------------------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                598,802*
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        598,802*
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        9.3%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

*Represents shares of common stock, no par value, of Polyair Inter Pack, Inc. issuable to Jacuzzi Inc. ("JI"), a wholly-owned subsidiary of Jacuzzi Brands, Inc., upon conversion of a promissory note (the "Note") currently held by JI. While the Note is outstanding, it is convertible at JI's option from time to time after March 31, 2004.

                                                               Page 4 of 7 Pages

                                  Schedule 13G

        This Schedule 13G is filed by the undersigned to provide information regarding the common stock, no par value, of Polyair Inter Pack, Inc. issuable to Jacuzzi Inc. ("JI"), a wholly-owned subsidiary of Jacuzzi Brands, Inc., upon conversion of a promissory note (the "Note") currently held by JI. While the
Note is outstanding, it is convertible at JI's option from time to time after March 31, 2004.

Item 1.   (a)  Name of Issuer

               Polyair Inter Pack, Inc.

          (b)  Address of Issuer's Principal Executive Offices

               258 Attwell Drive
               Toronto, Ontario M9W 5B2

Item 2.   (a)  Names of Persons Filing

               Jacuzzi Brands, Inc.
               Jacuzzi Inc., a wholly-owned subsidiary of Jacuzzi
               Brands, Inc.

          (b)  Address of Principal Business Office

               The address of the principal business office of each of Jacuzzi Brands, Inc. and Jacuzzi Inc. is:

               c/o Jacuzzi Brands, Inc.
               Phillips Point - West Tower
               777 S. Flagler Drive
               Suite 1100
               West Palm Beach, FL 33401
          (c)  Citizenship

               Jacuzzi Brands, Inc. - Delaware, United States of America Jacuzzi Inc. - Delaware, United States of America

          (d)  Title of Class of Securities

               Common Stock, no par value (the "Shares")

          (e)  CUSIP Number

               731 912 101

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               Not applicable

               (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o).
               (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
               78c).
               (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

                                                               Page 5 of 7 Pages

               (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C, 80a-8).
               (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
               (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240-13d-1(b)(1)(ii)(F).
               (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(C)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
               (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.        Ownership
               Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

               (a) Amount beneficially owned: 598,802

               (b) Percent of class: 9.3%

               (c) Number of shares as to which the person has:

                    (i) sole power to vote or direct the vote: 0

                   (ii) shared power to vote or to direct the vote: 598,802

                  (iii) sole power to dispose or to direct the disposition of: 0

                   (iv) shared power to dispose or to direct the disposition
               of: 598,802

Item 5.        Ownership of Five Percent or Less of a Class

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Jacuzzi Inc. is an indirect, wholly-owned subsidiary of Jacuzzi Brands, Inc.

               Jacuzzi Inc. ("JI") is the holder of a convertible promissory note issued by Polyair Inter Pack, Inc. ("Polyair"), which note is convertible, at JI's option from time to time after March 31, 2004, into 598,802 share of Polyair common stock, no par value.

Item 8.        Identification and Classification of Members of the Group

               Not applicable.

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                                                               Page 6 of 7 Pages

Item 9.        Notice of Dissolution of Group

               Not applicable.

Item 10.       Certification

               Not applicable

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2004

                                    JACUZZI BRANDS, INC.


                                    By: /s/ Steven C. Barre
                                        ----------------------------------------
                                        Name: Steven C. Barre
                                        Title: Senior Vice President, General
                                               Counsel and Secretary


                                    JACUZZI INC.

                                    By: /s/ Steven C. Barre
                                        ----------------------------------------
                                        Name: Steven C. Barre
                                        Title: Vice President

                                                               Page 7 of 7 Pages

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Polyair Inter Pack, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of March 10, 2004.

                                    JACUZZI BRANDS, INC.


                                    By: /s/ Steven C. Barre
                                        ----------------------------------------
                                        Name: Steven C. Barre
                                        Title: Senior Vice President, General
                                               Counsel and Secretary


                                    JACUZZI INC.

                                    By: /s/ Steven C. Barre
                                        ----------------------------------------
                                        Name: Steven C. Barre
                                        Title: Vice President